February 1, 2005


via U.S. mail and Facsimile

J. Peter Farquhar
President and Chief Executive Officer
Tarpon Industries, Inc.
2420 Wills Street
Marysville, Michigan 48040


Re:	Tarpon Industries, Inc.
	Form S-1/A filed January 14, 2005
	File No. 333-120117


Dear Mr. Farquhar:

      We have the following comments on the above filings. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. We note that the offering being made by the selling shareholders is not a part of the underwritten public offering. You might wish to consider using alternate pages for relevant parts of the document (for example, the cover page, table of contents, Underwriting or Plan of Distribution section) for the two offerings so that the company or the selling shareholders, as the case may be, can deliver a prospectus that more clearly reflects the relevant offer.
2. We note that you are registering the issuance of the warrants to the lead underwriters, as well as the resale of the common stock underlying the warrants by them. Please clarify, if true, that you are not registering the resale of the warrants themselves by the underwriters.

3. We note your response to prior comment 2; however, it does not appear that copies of the artwork that you intend to include in the prospectus were provided. Please submit these with your next amendment.

Summary

The Offering, page 4

4. We note the changes made with regard to the common shares to be outstanding immediately after the offering. Supplementally provide us with an explanation on how you determined the number of shares to be outstanding.

5. All of the shares that you are registering, including those registered for resale, should be captured in a line item in this table. Footnote references disclosing the number shares you have not registered for resale and are not currently outstanding but are subject to reservation or issuance upon exercise of other options may be appropriate.

6. Please state whether the information regarding the use of proceeds assumes that the over-allotment option will be exercised.

Risk Factors

7. We note your response to prior comment 9, however, it appears that some of your headings have not been revised to clearly specify the risk. For example, on page 11, a heading states "We are dependent on third parties to transport our products" without specifying the risk posed to the company. Review and revise all risk factor headings to clearly state the risk to the company.

8. We note your response to prior comment 10. Please review and revise all risk factors to ensure the magnitude of each risk and its impact are clear. For example, consider revising the risk factor on page 7 relating to rising interest rates to state whether a rise in the rates may impact your ability to make your debt payments.

9. We note your disclosures regarding the non-binding term sheets used to finance various purchases. Please include a risk factor regarding the non-binding terms sheets.





The substantial portion of the proceeds..., page 13

10. We note the statement that less than $2,000,000 will be available for working capital or capital expenditures, however, it appears from your other disclosures that the allocation of funds discussed here assumes that the over-allotment option is not exercised and therefore no funds are available for working capital purposes. Please revise to clarify, if true, that no proceeds of the offering will be available for general working capital unless the over-allotment option is exercised.

The underwriter may continue to have significant influence..., page
14

11. Please state how long the agreement with Joseph Gunnar & Co., LLC is automatically renewable each year.

Dilution, page 16

12. We note the statement in the first paragraph of this section that states pro forma net tangible book value has been calculated "after giving effect to estimated shares to be issued by us as a result of this offering, but not the shares issued in this offering...". Please revise your disclosures to clarify this statement. For example, revise to state, if true, that the calculation was made after giving effect to the shares to be issued to the underwriter as a result of the warrant exercise, the shares to be issued to the placement agent`s designees, and the shares issued after the exercise of warrants held by existing holders, but not the shares issued in the initial public offering.

13. We note that additional common shares will be issued to shareholders that purchased shares between December 2002 and October
2003. If these additional shares have been included in the calculation of dilution per share, please revise your disclosures to clarify that fact. Otherwise, please revise your disclosures to include the shares issuable to these shareholders in the calculation of dilution per share.

Liquidity and Capital Resources

Sources and Uses of Cash, page 40

14. Please revise the second paragraph to clarify that the additional common shares being issued to shareholders that purchased shares between December 2002 and October 2003 are not being registered in the initial public offering and are not being registered for resale currently.

15. The cross references you have provided in response to prior comment 28 do not provide investors with a clear and comprehensive discussion how you intend to provide for your current liabilities and working capital needs for the next 12 months. Clarify whether the estimated proceeds of this offering will be sufficient to satisfy your operating and capital requirements for at least the next 12 months, or whether it is necessary that the over-allotment option be exercised to achieve this result. The "Proceeds of this Offering" section seems to suggest both. In this regard, also clarify whether you believe that $1,687,500, the estimated net proceeds of the over-allotment option, is sufficient to satisfy your operating and capital requirements for the next 12 months.

Please also clarify the extent to which you believe you will have to rely on borrowings from your credit facility to satisfy current liabilities and your working capital needs for the next 12 months. Disclose the amount you would be able to borrow under the credit facility, taking in to account its borrowing base, as of a recent date.

Financing Arrangements, page 44

16. It appears that your loan agreement limits EWCO`s ability to make
capital expenditures in excess of $1,500,000 during the 12 months following this offering. We note that you intend to use $1,977,000 of the proceeds of this offering for capital expenditures. Please describe the impact the expenditure of these funds will have on EWCO`s credit facility or in the alternative, the impact on Tarpon`s ability to make the planned capital expenditures.

MD&A

Critical Accounting Policies and Use of Estimates, page 45

We note your response to and revised disclosures for prior comment
35.  Please revise your disclosures for the following items:
* Business Combinations and Intangible Assets: Regarding your statement for the write down of equipment for the acquisition of EWCO, clarify that the write down was due to the fair value of assets acquired and liabilities assumed exceed the cost of the acquired entity. Refer to paragraph 44 of SFAS 141.
* Please move your discussion of the impairment analysis of goodwill and intangible assets with indefinite lives under "Business Combinations and Intangible Assets."
* Please remove any discussion that goodwill was recognized in connection with your acquisition of EWCO.
* Please tell us how you determined that bad debts expense increased by $245,000 in 2003 over 2002. From EWCO`s Schedule II on page S-2, it would appear that 2003 bad debts expense increased by approximately $260,000 from that recorded in 2002.




Business

Properties, page 59

17. We note your response to prior 41. Please describe the material terms of the non-binding term sheets. In addition, please state when the company anticipates having a commitment from a lender for financing.

Environmental, Heath and Safety Regulation, page 57

18. We note your disclosure regarding the Phase I update for Haines
Road. Please state whether Tarpon will be responsible for the remediation of the Haines Road site and whether your agreement to purchase Haines Road allocates any environmental remediation costs to you, Bolton, or both.

Selling Shareholders, page 76

19. Please revise your disclosures to identify the person or persons who have voting or investment control over the company`s securities that K & K Realty Associates, Joseph Gunnar & Co., and LaSalle St. Securities owns.

20. In the final paragraph of this section you state that sales of common shares cannot occur until up to 180 days after the initial public offer because the warrants are not exercisable until that time. Elsewhere in the registration statement you state that some warrants are exercisable as early as 90 days after the IPO.
Please
reconcile and make any appropriate changes throughout the document.

Underwriting, page 79

21. We note your response to prior comment 49. Given the ability of the underwriter`s non-voting observer to exert significant influence over Tarpon and its board of directors, we believe that the observer`s name should be disclosed as it appears to be material information. Please revise.

22. Please include the disclosures regarding syndicate short positions and the manner in which they are covered that address the points raised in VIII.A.3 of the Division of Corporation Finance`s Current Issues Outline dated November 14, 2000. The outline is available on our website at www.sec.gov.
23. Identify any members of the underwriting syndicate that will engage in any electronic offer, sale, or distribution of the shares and describe their procedures to us supplementally, or confirm that the procedures will be identical to procedures reviewed by Division`s
Office of Chief Counsel without objection. Please also include a brief description of any electronic distribution in the filing.
If
you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a similar description of their procedures.

24. If you intend to conduct a directed share program, please disclose this in the prospectus, and provide us supplementally with copies of all of the materials that you have sent or intend to send to directed share participants. We may have additional comments upon review of your response.

Tarpon Industries, Inc. financial statements for the year ended
December 31, 2003 and the nine-month period ended September 30,
2004

25. Although we continue to have concerns about your segment reporting and it appears that you may have multiple operating segments, we realize that such determinations are subject to complex factors and management judgment. We urge you to consider the requirements of SFAS 131 in the determination of your segment disclosures and financial reporting. However, at a minimum, we believe that you need to provide more product disclosures in your audited financial statements. Please revise your financial statements to quantify the products sold to external customers for each period presented in accordance with paragraph 37 of SFAS 131. We would expect those disclosures to include disaggregated sales as follows:

      Manufactured by us:

		Structural Steel Tubing
		Mechanical Steel Tubing
		Steel Storage Rack Systems
		Services provided
		Other (if applicable)

      Manufactured by others:

      Structural Steel Tubing
		Mechanical Steel Tubing
		Steel Storage Rack Systems
		Services provided
		Other (if applicable)

Confirm to us that you will continue to provide these required disclosures in future filings. In addition, to the extent that changes in the above categories of products impact your results of operations, you should discuss those changes, including the relative margins earned on such products.

4.  Notes Payable - Bank

26. We note your response and revised disclosure for prior comment
58. As previously requested, please state the interest rate as of the most recent period presented for both the credit facility and term loan with Standard Federal Bank, N.A.

27. We note that the full-recourse factoring arrangement discussed within this note is not part of the note payable - bank balance as of
September 30, 2004, but rather included as part of notes payable - other. As such, please move the disclosure for the full-recourse factoring arrangement to note 5.

12.  Acquisitions

28. We note your response and revised disclosure for prior comment
64. It does not appear that your revised disclosures include all of the information requested and required by paragraph 51 of SFAS 141.
Please revise for the following:
* State the events or activities that must occur for the purchase price allocations of both EWCO and Steelbank to be final, the potential impact of expected changes to the purchase price allocation on the financial statements, and when the allocations are expected to be finalized.
* State why Tarpon purchased Steelbank for an amount that resulted in a significant portion of the price to be allocated to goodwill.

29. We note your response to prior comment 65. Please tell us the value associated with tradenames that you have included within goodwill for your acquisition of Steelbank. Please note that tradenames is required to be recognized apart from goodwill, even if it has an indefinite life. The impairment analysis for tradenames would differ from that of goodwill.

Elimination of Steelbank Financial Statements

30. We note that you have eliminated Steelbank financial statements.
Although we have had discussions concerning the exclusion of these financial statements, demonstrate to us in a comprehensive manner, your compliance with Staff Accounting Bulletin Topic 1:J
Application
of Rule 3-05 in Initial Public Offerings. This SAB provides guidance in IPOs for registrants built by aggregation of businesses and modifies to some degree Rule 3-05 of Regulation S-X.



Pro Forma Financial Statements

31. We note your response and revised pro forma financial statements for prior comment 75. However, the changes that were made to the filing are not fully responsive to our comment. Please revise to comply with the following:
* Pro forma September 30, 2004 balance sheet columns should be as follows:
o Tarpon historical
o Pro forma adjustments for the offering
o Pro forma subtotal (sum of the first two columns)
o Haines historical
o Pro forma adjustments for Haines acquisition
o Total pro forma (sum of the third through fifth columns)
* Pro forma statements of operations columns should be as follows:
o Tarpon historical
o EWCO historical for the period prior to acquisition
o Pro forma adjustments for EWCO acquisition
o Pro forma subtotal (sum of the first three columns)
o Pro forma adjustments for the offering
o Pro forma subtotal (sum of fourth and fifth columns)
o Haines historical
o Pro forma adjustments for Haines acquisition
o Total pro forma (sum of the sixth through eighth columns)
* Delete the current reference column, as references to pro forma adjustments should be presented along side each pro forma adjustment column.
* Please move the "Reconciliation of Captions with Multiple Adjustments" prior to the pro forma adjustment notes.

Also, if in accordance with SAB 1:J, you determine that the financial statements of Steelbank are required, you should include the appropriate information in the pro forma financial statements. We may have further comment on the pro forma financial statements once the pro forma financial statements are properly presented.

32. Please revise the third paragraph on page F-45 to state that EWCO`s nine-months ended September 30, 2003 historical financial statements were used to in preparing the pro forma financial statements for the nine-months ended September 30, 2003, as EWCO`s results of operations were not included in Tarpon`s financial statements until April 1, 2004.

33. Please revise all of your pro forma statements of operations to include per share and weighted average number of common shares outstanding information for Tarpon.

34. With regard to note 7 of the offering adjustments, please tell us why you believe this is a factually supportable adjustment.

35. With regard to note 11 under the offering adjustments, please tell us why this adjustment is recorded as part of the offering adjustments. In addition, revise the note to provide enough information to allow an investor to understand how you calculated this amount.

36. We note your response to prior comment 76. However, the purchase price of Haines per note A on page F-53 still does not agree to the purchase price per note 12 of Tarpon`s financial statements and note
8 of Haines` financial statements or even the introduction to your pro forma financial statements on page F-45. Please advise, or revise.

37. We note your response and revised disclosures for prior comment
77. Please revise your disclosure on page F-46 to state the financial statement implications of not consummating the acquisition of the real estate portion of the Haines acquisition.

      Please revise note C for Haines Road Adjustments, as appropriate.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct accounting comments to Tracey Houser at (202)
942-1989 or, in her absence, to John Hartz at (202) 942-1798.
Direct
questions on disclosure issues to Tamara Brightwell at (202) 824-
5221
or, in her absence, to the undersigned at (202) 942-1950.


Sincerely,



Pamela A. Long
Assistant Director



cc: 	Robert J. Krueger
	Honigman Miller Schwartz and Cohn LLP
	2290 First National Building
	660 Woodward Avenue
	Detroit, Michigan 48226-3506

	Stuart M. Sieger
	Ruskin Moscou Faltischek, P.C.
	East Tower, 15th Floor
	190 EAB Plaza
	Uniondale, New York 11556
??

??

??

??

Tarpon Industries
February 1, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE